SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of June 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Sercel Extends Capability of 508XT Seismic Acquisition System to Transition Zones

Paris, France – June 12, 2018

CGG announced today that Sercel has launched a transition zone version of its state-of-the-art 508XT seismic acquisition system. Seismic crews will now be able to deploy the 508XT solution in marsh zones and water depths of up to 25 m.

Designed with reinforced hardware to withstand the complex challenges of operating in shallow water environments, the new 508XT transition zone system also benefits from Sercel’s unique fault-tolerant X-Tech™ cross-technology architecture, featuring local storage and automatic rerouting to maximize survey productivity. With its 100% real-time monitoring capability it also brings users peace of mind that operations are running smoothly.

Pascal Rouiller, Sercel CEO, said: “By adapting our 508XT technology for transition zone environments, Sercel has made another step forward in our strategy to meet customer needs for a single seismic acquisition system that can operate in any terrain and any configuration. The 508XT is undoubtedly the most efficient and powerful seismic acquisition technology available today that can offer crews the guarantee of recording the highest-quality seismic data, regardless of terrain conditions.”

Sercel 508XT transition zone system for marsh zones and water depths of up to 25 m

(image courtesy of Sercel).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 12th, 2018	By	/s/ Yves Goulard
Y. GOULARD
Group Treasurer, acting Chief Financial Officer